SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on March 23rd, 2010

1. Date, Time and Place: On March 23rd, 2010, at 6 p.m., by conference call, as expressly authorized by Article 20, §2, of the bylaws of the Company.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quora having been verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant, Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was unanimously resolved by all members of the Board of Directors in attendance and with no restrictions:

4.1. To approve the increase of the Company’s corporate capital in the amount of R$925,000,000.00, upon the issue, for public subscription, of 74,000,000 new common shares, registered, book entry and without par value (“Shares”), within the limits of the authorized capital as set forth in the Company’s bylaws.

4.2. To establish the issuance price in R$12.50 per Share, which will be totally allocated to capital stock. The issuance price was established after (a) receipt of reserve request by non-institutional investors during the reserve period; and (b) completion of bookbuilding process carried out by Banco Itaú BBA S.A. (“Leading Coordinator”) and by Banco J.P. Morgan and by Banco Votorantim S.A. (“Brazilian Offering Coordinators”), on (i) a public primary distribution of shares in Brazil, in a non-organized over-the-counter market, pursuant to Brazilian Securities Commission – CVM’s Instruction No. 400, of December 29, 2003 (“CVM Instruction No. 400”), with sale efforts before foreign investors overseas (the “Brazilian Offering”); and (ii) a public primary distribution of shares overseas, including in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs” and the “International Offering” respectively and, together with the Brazilian Offering, the “Global Offering”), in accordance with article 170, paragraph 1, item III of Brazilian Law No. 6.404, of December 15, 1976, as amended ("Corporation Law"), which had as parameters the manifestation of interest, taking into account the quality of the demand (as per its volume and price), collected with institutional investors. Pursuant to article 170, paragraph 7 of Corporation Law, the members of the Board acknowledged that the choice of share market price criteria for the establishment of the price of the Shares to be issued was justified by the fact that the Shares will be distributed by means of a primary public offering in which the market value of the Shares to be issued and subscribed is assessed through the procedure of collecting intention of investment (bookbuilding), which reflects the value under which investors present their interest in subscribing Shares to be issued by the Company under the public offering and therefore it shall be considered as the most appropriate criteria for the determination of the fair price of the Shares to be issued by the Company.

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4.3. To register that the Shares will have the same characteristics and will grant their holders the same rights of the Company’s existing common shares as set forth in the Company’s bylaws and in the applicable legislation. The Shares shall have the right to dividends and other distributions, related to the shares issued by the Company, to be declared as of the date of the physical and financial liquidation of the Global Offering.

4.4. Rectify and ratify the minutes of the Board of Directors’ meeting held on February 8th, 2010, to state in item 4.4. of the said minutes that the shares issued under the Global Offering shall have the right to dividends and other distributions, related to the shares issued by the Company, to be declared as of the date of the physical and financial liquidation, as established in item 4.3. above, and not only to the results of the fiscal year in course, as previously and mistakenly stated in the referred minutes.

4.5. To confirm the exclusion of the preemptive right of the Company’s shareholders for subscription of the Shares, pursuant to Article 172 of Law No. 6,404/76 and Article 7 of the Company’s bylaws.

5. CLOSING: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Presiding Board: Gary Robert Garrabrant (Chairman), Renata de Carvalho Fidale (Secretary); Board members: Gary Robert Garrabrant, Thomas Joseph McDonald, Richard L. Huber, Caio Racy Mattar, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer